UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934*

(Amendment No. 1)

RCN Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

749361101

(CUSIP Number)

COPY TO:

David A. Fine, Esq.	Richard J. Morrison, Esq.
Ropes & Gray	NSTAR
One International Place Boston, Massachusetts 02110	800 Boylston Street Boston, Massachusetts 02199

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 24, 2003

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 749361101

1.	Name of Reporting Persons, S.S. or I.R.S. Identification No. of above persons NSTAR, IRS Identification No. 04-3466300

2.	Check the Appropriate Box if a Member of a Group* N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) N/A	☐

6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 0 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares N/A	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 749361101

1.	Name of Reporting Persons, S.S. or I.R.S. Identification No. of above persons NSTAR Communications Securities Corporation

2.	Check the Appropriate Box if a Member of a Group* N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) N/A	☐

6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 0 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares N/A	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 749361101

1.	Name of Reporting Persons, S.S. or I.R.S. Identification No. of above persons Thomas J. May

2.	Check the Appropriate Box if a Member of a Group* N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) N/A	☐

6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 74,705 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 74,705 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,705 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares N/A	☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%(1)

14.	Type of Reporting Person IN

(1) This percentage is calculated based upon 111,198,474 shares of RCN Corp. common stock outstanding as reported by RCN in its most recent Form 10Q filing with the Securities and Exchange Commission on November 12, 2003.

Item 2.	Identity and Background.

(c)	On December 19, 2003 Mr. May resigned from the Board of Directors of RCN Corp..

Item 4.	Purpose of Transaction.

NSTAR has determined to exit its investment in RCN Corporation and has determined to abandon the 11,597,193 shares of RCN common stock that it had beneficially owned. NSTAR determined that the abandonment at this time was the most tax efficient, cost effective and expedient means to exit its RCN investment. NSTAR determined other alternatives such as a sale of the shares would be less beneficial as a result of the number of shares held by NSTAR; the trading volume in shares of RCN common stock; the potential negative impact that a large volume of sales of RCN common stock could have on the value of such shares; the length of time required to exit such investment through a sale of such shares and the fact that no block purchasers expressed an interest in purchasing such shares. NSTAR determined that the benefit of a tax realization event at this time and in this manner outweighed any benefit that it would likely realize from any other alternative, including the future sale of such shares in an orderly fashion consistent with all laws, rules and regulations.

All operating agreements between NSTAR Communications, Inc. and RCN and its related entities, including the Construction and Indefeasible Right to Use Agreement dated June 17, 1997, will remain in full force and effect and will not be affected by the abandonment of the shares. Accordingly, NSTAR does not expect the abandonment of the shares to have any material effect upon the operation of RCN.

Item 5.	Interest in Securities of the Issuer.

(a)	Mr. May beneficially owns 74,705 shares of Common Stock (approximately 0.07% of the shares of the Common Stock). The foregoing percentage is calculated based upon 111,198,474 shares of RCN common stock outstanding as reported by RCN in its most recent Form 10-Q filing with the Securities and Exchange Commission on November 12, 2003.

(b)	Mr. May has sole power to vote and sole power to dispose of 74,705 shares of Common Stock.

(c)	On December 24, 2003, by letter to Mellon Investor Services, the transfer agent for RCN Corp’s common stock, NSTAR abandoned the 11,597,193 shares of RCN Corp. common stock that it had beneficially owned. NSTAR has not received consideration of any kind.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Item 4, reporting Persons and the Listed Persons (to the knowledge of the Reporting Persons) presently have no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NSTAR

Dated: December 24, 2003	By:	/s/ Douglas S. Horan

Douglas S. Horan Senior Vice President/Strategy, Law & Policy, Secretary and General Counsel

NSTAR COMMUNICATIONS SECURITIES CORPORATION

Dated: December 24, 2003	By:	/s/ Douglas S. Horan

Douglas S. Horan Senior Vice President/Strategy, Law & Policy, Clerk and General Counsel

Dated: December 24, 2003	By:	/s/ Thomas J. May

Thomas J. May